Casa Nueva 1551 Wewatta Street Denver, CO 80202 Tel: (303) 405-2122 www.davita.com

April 8, 2011

Via EDGAR

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. John Reynolds

Re:	DaVita Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Ladies and Gentlemen:

Thank you for your letter dated March 25, 2011, addressed to Kent J. Thiry, Chief Executive Officer of DaVita Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010.

To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comments and our response follows.

Exhibit Index

1.	In future filings, please revise your reference to Exhibit 10.1, Employment Agreement, and Exhibit 10.14, Amendment to Equity Award Agreement to incorporate by reference these exhibits, as they were not filed with the Form 10-K.

Response:

With respect to Exhibit 10.1, “Employment Agreement, dated as of October 19, 2009, by and between DaVita Inc. and Kim M. Rivera,” and Exhibit 10.14, “Amendment to Equity Award Agreement, entered into on December 11, 2009, between DaVita Inc. and Richard K. Whitney,” which were previously filed on February 25, 2010, as exhibits to Form 10-K for the Fiscal Year ended December 31, 2009, the Company acknowledges the Staff’s comment and in future filings will revise references to these exhibits so that they are incorporated by reference in such filing.

2.	We note that Exhibit 10.62 is missing exhibits and/or schedules. Please confirm you will file this exhibit in its entirety with your next periodic report. This would include filing the Perfection Certificate as delivered at closing, rather than the form of the certificate.

Response:

With respect to Exhibit 10.62, Credit Agreement, dated as of October 20, 2010, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto and the other parties thereto (the “Credit Agreement”), the Company confirms that with the exception of one schedule, Schedule 7.2(b) (Existing Debt), which was omitted from the filing, all exhibits and schedules to the Credit Agreement in the form attached to the fully executed Credit Agreement were previously filed with the SEC as Exhibit 10.1 to the Current Report on Form 8-K dated October 21, 2011. With respect to the Perfection Certificate, the version of that certificate that is attached to the fully executed Credit Agreement was previously filed. In connection with the closing of the Credit Agreement, a Perfection Certificate with additional attachments was delivered to the lenders. However, that version of the certificate does not form a part of the Credit Agreement. The Company respectfully advises that the Perfection Certificate is not a material agreement that would independently be required to be filed under Item 601 of Regulation S-K. The Perfection Certificate is not a binding agreement between parties, but rather is an informational document provided to the lenders so that they can verify that they have taken appropriate steps to perfect their security interest.

The Company confirms that it will re-file as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2011 Exhibit 10.62 in its entirety, including the previously omitted Schedule 7.2(b), subject to any confidential treatment request that the Company may file with respect thereto.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (310) 536-2461 or Art Sida at (310) 536-2564.

Very truly yours,

/s/ Kim R. Rivera

Kim M. Rivera
Vice President, General Counsel and Secretary

cc:	Pam Howell

Janice McGuirk

Art Sida